Exhibit 12.1

SPIRIT FINANCE CORPORATION
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

					Date of Inception
	Six Months				(August 14, 2003)
(Dollars in thousands)	Ended	Years Ended December 31,			to December 31,
	June 30, 2007	2006	2005	2004	2003 (3)

Earnings: (1)
Income from continuing operations:
Net income (loss)	$30,662	$52,360	$27,819	$8,972	$(1,158)
Less: Discontinued operations	(3,506)	(12,749)	(5,603)	(833)	—
Income (loss) from continuing operations	27,156	39,611	22,216	8,139	(1,158)

Interest expense from continuing operations (2)	62,372	85,155	25,809	4,915	53

Total earnings (loss) (a)	$89,528	$124,766	$48,025	$13,054	$(1,105)

Fixed Charges: (1)
Interest expense from continuing operations (2) (b)	$62,372	$85,155	$25,809	$4,915	$53

Ratio of earnings to fixed charges (a/b)	1.4x	1.5x	1.9x	2.7x	—

(1)             Periodically, Spirit Finance may sell real estate properties.  SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires that gains and losses from any such dispositions of properties and all operations from these properties be reclassified as “discontinued operations” in the Consolidated Statements of Operations.  As a result of this reporting requirement, each time a property is sold, the operations of such property previously reported as part of “income from continuing operations” are reclassified into discontinued operations.

(2)             Interest expense from continuing operations includes interest expense on all indebtedness, including amortization of deferred financing costs, debt insurer premiums and the amortization of interest rate swap settlement costs, and the portion of the Company’s operating lease rental expense that management considers to be representative of interest.

(3)             Earnings were insufficient to meet fixed charges by approximately $1.2 million for the period from inception on August 14, 2003 to December 31, 2003.  For the period ended December 31, 2003, our operations consisted primarily of start-up and organization activities.